Exhibit 99.1

Legion Partners Sends Letter to OneSpan Inc. Board of Directors

Frustrated by Current Board’s Failure to Take Meaningful Steps to Address Company’s Continued Valuation Discount

Calls on OneSpan to Act Immediately to Improve Financial Disclosures and Provide Guidance Format In-Line with Software Peers

Urges Company to Initiate Strategic Review – and Pursue Sale – of Hardware and eSignature SaaS Businesses

Calls Upon T. Kendall Hunt to Resign as Director to Make Room for Additional Board Members – Potentially Including Legion Representative – With Relevant Software Industry and/or Capital Markets Experience

LOS ANGELES, Calif.--(August 18, 2020)-- Legion Partners Asset Management, LLC, which, together with its affiliates (collectively, “we” or “Legion Partners”), beneficially owns 2,277,091 shares of common stock of OneSpan Inc. (“OneSpan”, “OSPN” or the “Company”) (Nasdaq: OSPN), today issued a public letter to the Company’s Board of Directors (the “Board”). In the letter, Legion Partners expresses its frustration at the Board’s inability to take decisive action to address the Company’s discounted valuation, and its belief that major improvements are needed with regard to OneSpan’s strategy, communications with investors and Board composition.

The full text of the letter follows:

August 18, 2020

Board of Directors

OneSpan Inc.

121 West Wacker Drive, Suite 2050

Chicago, Illinois 60601

Dear Members of the Board:

Legion Partners Asset Management, LLC, together with its affiliates (collectively, “we” or “Legion Partners”) are long-term stockholders of OneSpan Inc. (“OneSpan”, “OSPN” or the “Company”), beneficially owning 2,277,091 shares of common stock, constituting approximately 5.6% of the Company’s outstanding stock. Legion Partners’ strategy entails highly concentrated equity positions, with a long-term investment horizon and active engagement with our portfolio companies. We promote strong operational and governance discipline at each of the companies in our portfolio, as we believe this is essential in achieving sustained superior long-term returns.

Since first investing in OneSpan in April 2018, we have sought to engage privately with OSPN’s Board of Directors (the “Board”) and management team to help improve OSPN’s persistently low valuation. As we previously communicated, we believe the Company’s undervaluation is perpetuated, at least in large part, by a lack of meaningful financial disclosures and investor communications regarding recurring software revenue. We also strongly believe that the Company’s legacy Hardware segment imposes a structural impediment to OneSpan’s ability to trade at its fair value in the public markets. However, we believe it is the Board’s failure to take decisive action to correct this valuation discount and help management appropriately communicate pertinent business metrics and a clear transition story that has once again left OneSpan trading near the bottom of comparable cybersecurity peers following the Company’s recent Q2 2020 earnings call on August 11, 2020 (see Figure 1).

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

Source: Capital IQ (as of 8/13/20)

We find the Board’s failings to be wholly unacceptable given the state of the Company’s transition and believe dramatic improvements to OneSpan’s strategy, investor communications and Board composition are necessary to rectify the Company’s current predicament.

We have decided to make this letter public to ensure our perspectives and recommendations are made clear and garner the appropriate attention by the Board. The strategic actions we believe the Board should promptly pursue are as follows:

1.	Improve financial disclosures and update guidance format – provide key metrics and a guidance format in-line with software peers to enhance the market’s understanding of OneSpan’s recurring revenue and corresponding valuation.

2.	Transform into a software pure play – through a strategic review of the Hardware segment and sale of the business, helping re-rate OneSpan shares closer to software peer valuations.

3.	Monetize $400 million of value – through a strategic review and sale of OneSpan’s eSignature SaaS business, OneSpan Sign (“OSS”), to a future technology partner.

4.	Upgrade the Board; T. Kendall Hunt should resign – Founder and Former CEO/Chairman T. Kendall Hunt should immediately resign from OneSpan’s Board of Directors and be replaced with one or more independent directors possessing pertinent capital markets and/or software industry experience.

Improve Financial Disclosures and Guidance Format

Over the course of our ownership, we have met and conversed frequently with OneSpan’s management team – CEO Scott Clements and CFO Mark Hoyt. While we were pleased to attend the Investor Day in December 2019 and see the subsequent publication of annualized recurring revenue (“ARR”) figures per our recommendation, there is significantly more work to be done on financial disclosures and investor communications.

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In our view, OneSpan needs to completely reframe the way it defines and communicates its financial progress. This is a transition story that contains two distinct transitions. First, the Company’s legacy Hardware authenticator token business is in secular decline and the revenue base is shifting towards software-based mobile and identity cybersecurity solutions. Second, within the software base, the Company is transitioning away from perpetual licenses towards recurring revenue, such as term licenses and SaaS. Needless to say, this can be a little confusing for prospective investors.

Historically, management has simply guided to full year consolidated GAAP revenue and Adjusted EBITDA. This is highly problematic as the various revenue types have very different revenue recognition schedules and visibility. The legacy Hardware and perpetual licensing revenue streams are recognized entirely upfront, whereas recurring revenue is recognized ratably over the duration of their contracts (typically multi-year). As such, when the Company experiences lumpiness in its Hardware and perpetual license orders, or a faster conversion of perpetual licenses into term licenses (which is a positive), both GAAP revenue and Adjusted EBITDA would fluctuate dramatically from quarter to quarter, causing “misses” while greatly overshadowing excellent recurring revenue trends and performance.

This is precisely what happened on the Q2 2020 earnings call, where the revenue “miss” and subsequent reduction in street estimates were almost entirely due to weak Hardware revenue. This softness, driven by macroeconomic conditions, appears to have forced management to fully withdraw full year guidance as Hardware and perpetual licensing revenue are the biggest near-term variables to GAAP revenue and Adjusted EBITDA. Combined with an immaterial accounting error that delayed the Company’s Q2 2020 10-Q filing for a few days, the market sent OneSpan shares plunging the following day. Clearly, many had overlooked the significant growth, progress and demand generation on the recurring revenue side of the Company:

•	ARR grew 29% year-over-year in Q2 2020, an acceleration from Q1 2020 (27% year-over-year), enabling management to reiterate 25-30% recurring revenue growth guidance for FY2020 and through FY2022

•	Term license bookings increased over 50% year-over-year in Q2 2020

•	SaaS bookings increased over 100% year-over-year in Q2 2020

•	OSS revenue expected to accelerate in the second half of 2020

•	Value of software sales pipeline grew over 50% year-over-year in Q2 2020

•	Recurring revenue recognized in the first half of 2020 grew over 50% year-over-year

•	Recurring revenue now represents over 75% of total Software & Services (“S&S”) revenue, two years ahead of management’s initial goal set during the recent Investor Day

•	Dollar-based net expansion is “significant” and consistently “above 100%”

However, because Hardware revenue is now expected to decline 20-25% for the year versus earlier expectations of “mid-teens,” OneSpan’s total revenue will now decline year-over-year, creating an ugly consolidated picture that likely dissuades many investors from buying the stock (see Figure 2).

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Figure 2

Source: Capital IQ (as of 8/13/2020), OSPN Filings and August 2020 Investor Presentation

OneSpan must recalibrate investors’ attention and focus toward recurring revenue and other key software metrics as these are the key drivers for the Company’s valuation. Simply put, the Company should immediately begin guiding on ARR, ideally for the subsequent quarter and the full year, and regularly publish an earnings presentation that details the following metrics:

•	Bookings growth

•	Dollar-based net expansion rate

•	Recurring revenue as a % of total S&S revenue over time

•	S&S gross and operating margins

•	Key customer and product adoption metrics

•	Long-term free cash flow goal and implied margins

We believe these metrics are strongly desired by the broader investor community and are largely expected by software-focused investors – placing any of them in the appendix of the general Company presentation (as was done with ARR), and not prominently within an earnings press release or quarterly earnings presentation, will not garner the attention they deserve. We have previously provided management with ample peer materials that exemplify expected software disclosures for public investors’ consumption and believe this matter, including instituting ARR guidance, can be fully resolved in a matter of weeks ahead of the Company’s next earnings release or public presentation.

Investors should be able to confidently value OneSpan’s recurring revenue and legacy segments separately. It is common for software investors to utilize an EV / ARR valuation framework for subscription-based companies. After backing out the estimated value of OneSpan’s hardware and perpetual licensing segments, OneSpan’s valuation to peers on an EV / ARR basis demonstrates a staggering 85%+ discount, as noted in Figure 3.

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Figure 3

Source: Capital IQ (8/13/20), Company Filings, Legion Partners’ Estimates

Note: (1) all ARR figures as of MRQ; (2) Includes pure play security and banking/eSignature software (term licensing and SaaS) peers and excludes security peers with substantial hardware/appliance or perpetual license revenue; (3) For OSPN, assumes 5.0x EV / Revenue for perpetual licensing and professional services and 4.0x EV / EBITDA for Hardware (roughly 1.0x EV / Revenue); remaining EV applied to OSPN ARR for EV / ARR

Average ARR growth for OSPN’s direct software peers (identified in Figure 3) is 43%, resulting in an average EV / ARR of 25.1x. Given OneSpan ARR is growing roughly 30% per annum, we conservatively utilized a discounted 13.5x EV / ARR in our valuation analysis below to imply a fair value of OneSpan shares at roughly $42 per share, or nearly 120% higher than current levels (see Figure 4).

Figure 4 Source: Capital IQ (8/13/20), Company Filings, Legion Partners’ Estimates

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Strategic Review of the Hardware Segment

As stated previously, we believe the Hardware segment represents a structural impediment to achieving full and fair valuation of OneSpan shares given the segment’s negative impact on the revenue growth rate and gross margin structure in OneSpan’s consolidated financials and investor perception of the Company. Based on our due diligence, the biggest pushback we hear from prospective investors centers on the Hardware segment. Investors have told us they have no desire to “own” the Hardware segment, which is in long-term secular decline, carries inferior gross margins, produces volatile quarterly results, and is perceived to have high customer concentration. This overarching issue is also consistently cited by sellside analysts as a key risk to owning OSPN shares and was aptly described in BTIG’s recent initiation report from 3/26/20 (emphasis ours):

“Investment Negative: Hardware Can Create Lumpiness on a Quarterly Basis in the Near-Term

While mgmt. expects hardware to generally decline in the mid-single digits, the line item is by nature lumpy and can be unpredictable. As was the case in F19, there can even be extended periods of hardware resurgences, distorting in-quarter profitability due to lower blended GMs. Moreover, one year’s outperformance becomes the next year’s tough comps. We look no further than F20 to see how a year of hardware outperformance in F19 can meaningfully depress total top-line outlook.

Equally as important as the financial impact of the hardware sales is its impact on investor perception of OneSpan as a software story. Even if investors can agree that hardware has and will decline over time, the optics around hardware staying flat or increasing as a % of revenue y/y can frustrate investors who are eager to move through the software transition. We recommend that investors evaluating OneSpan do so with the expectation that the transition towards software and towards recurring revenue will take time and will not always go in a straight line.”

We strongly urge the Board to initiate a strategic review of the Hardware segment in an effort to sell the segment, to transform OneSpan into a software pure play and solve many of the disclosure issues we outlined above.

At the same time, we recognize that there are likely some technology and operational synergies between the Hardware and S&S segments. While an outright asset sale could be considered, we believe another course of action could be a sale of the economic rights of the Hardware segment. Instead of a traditional asset sale whereby the segment would be both operationally and financially separated, a sale of the economic rights would entail OneSpan’s continued management of the asset on behalf of the buyer – nothing “on the ground” would change, merely the cash flows generated from the Hardware segment would be remitted to the new owner (less any management fee or profit share paid to OneSpan). With no real operational separation, we believe the S&S segments can preserve any synergies with the Hardware segment. Most importantly, this transaction would deconsolidate Hardware financials from OneSpan, thus transforming OneSpan into a high growth, profitable software & services pure play – one that we believe public investors would be far more excited to own. In addition, we believe a sale would approximately double the Company’s cash balance, providing substantial firepower to continue funding efficient growth or capital returns to stockholders.

We further believe that a transaction of this nature could be completed expeditiously in the coming months and see no reason for delay as the Company does not need to rely on Hardware profits to fund S&S growth.

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

Strategic Review of OneSpan Sign

The COVID-19 pandemic has accelerated digital transformation initiatives globally, providing an incredible tailwind for the eSignature market. As one of the largest eSignature players behind DocuSign and Adobe, we believe OneSpan Sign is a very valuable asset (Legion Partners is a proud customer). During the Q2 2020 earnings call, management disclosed that OneSpan Sign grew revenue roughly 30% year-over-year and grew bookings over 100% year-over-year. The strong performance and spike in activity is a continuation from Q1 2020 trends and in line with other eSignature peers, which OneSpan is now displacing:

“We're also benefitting from increasing demand for electronic signatures and saw a spike in transaction volume and order activity late in the quarter and into Q2. Notable sales activity included a large mid six-figure annual contract win over an e-signature competitor and a dramatic increase in usage from the U.S. Small Business Administration Office of Disaster Assistance. As an example of our ability to quickly respond and to deliver value to our customers, the CEO of a community bank said, ‘I'm very pleased with OneSpan's e-signing process for the Paycheck Protection Program loans. They set us up in less than 24 hours, and it has been a game changer for us. I would highly recommend them.’ The bank was able to process more than 225 loans totaling nearly $50 million the very next day, meeting their deadline to fund these loans.” - CEO Scott Clements, Q1 2020 Earnings Call (5/5/2020)

However, we encourage the Board to ask itself whether digital workflow features, like eSignatures, are core to OneSpan’s identity. Given the long history of serving as a trusted security partner to the world’s largest banks, we believe OneSpan should focus its efforts on being the best security software company it can be. As such, we believe the Board should immediately pursue a divestiture of the eSignature business, OneSpan Sign, while market conditions are highly favorable.

Dealflo, prior to being acquired by OneSpan, was incorporating OSS into its platform through a partnership with the Company. We believe OneSpan could pursue a similar relationship with a new external party, whether it be the new owner of OSS or another eSignature player, in order to continue utilizing eSignature technology within the broader Trusted Identity (“TID”) platform. Relieving the Company of OSS would allow management to focus R&D and S&M efforts on the security elements of the TID platform which we believe support the Company’s long-term differentiation. We do not believe owning eSignature technology directly is of significant strategic importance to OneSpan, yet it is clearly a valuable asset.

DocuSign shares currently trade at 22.8x 2021E EV / Revenue. In 2019, Dropbox acquired eSignature peer HelloSign, roughly the same size as OSS, for ~15.0x forward EV / Revenue based on our estimates. Simply put, a 35% discount to DocuSign (15.0x EV / Revenue) would yield an OSS valuation of roughly $400 million based on our 2021E estimate, thus representing 62% of OneSpan’s total enterprise value today. We strongly believe a sale of OSS makes strategic and financial sense and could unlock immense stockholder value relative to OneSpan’s trading levels today.

With regards to timing, we believe a strategic review of OSS could commence immediately and concurrently with the strategic review of Hardware. In addition, we believe a public announcement of the commencement of both strategic review processes (Hardware and OSS) is warranted, in addition to disclosing OSS ARR and growth. This would provide the public an idea of the asset’s financial profile.

Upgrade the Board – T. Kendall Hunt Should Resign

The Company’s lack of response to improve its financial disclosures and pursue strategic reviews of the Hardware segment and OSS has led us to conclude that the Board needs immediate refreshment, including the resignation of director T. Kendall Hunt, the Company’s founder and former CEO/Chairman who has sat on the Board for 23 years. Mr. Hunt has overseen long periods of severe underperformance at OneSpan. However, lately, Mr. Hunt has been gaining attention for another reason. Since we began buying OneSpan shares in April 2018, Mr. Hunt has sold over 4.5 million shares, yielding proceeds of over $86 million. The most recent sale of 53,547 shares executed one day prior to the Q2 2020 earnings release on August 10, 2020 was highly inappropriate in our view. As a member of the Board, Mr. Hunt must have been fully aware of the ongoing accounting issues, expected delay of the Q2 2020 10-Q filing, and pending plans to pull full year guidance, and should have considered terminating his 10b5-1 trading plan. In our opinion, Mr. Hunt’s continued presence on the Board epitomizes the lack of trust between stockholders and the Board, as well as incredibly poor governance practices. As the first tangible step towards rebuilding trust with your investor base, we believe it is imperative that Mr. Hunt resign from the Board immediately.

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But the problems with Mr. Hunt go much further back than this highly inappropriate insider sale. As CEO and Chairman, Mr. Hunt had personally led 14 acquisitions (several of which outright failed) and created a bloated operating structure that attempted to function normally on a dilapidated IT infrastructure. In fact, Mr. Clements and Mr. Hoyt spent their first few years at OneSpan “replacing every single IT system in the entire Company.”

Mr. Hunt’s track record as CEO and Chairman can be aptly summarized by OneSpan’s total stockholder returns since the Company’s public listing in 1998 through Mr. Clements’ appointment as CEO:

	OSPN Relative TSR vs. Major Benchmarks
OSPN vs.	1 Year	2 Year	3 Year	5 Year	10 Year	Since Public
DJIA	(40%)	(75%)	(30%)	(38%)	(160%)	(146%)
Russell 2000	(38%)	(65%)	(22%)	(42%)	(158%)	(153%)
S&P 500	(35%)	(68%)	(24%)	(47%)	(157%)	(87%)
S&P 600	(36%)	(71%)	(28%)	(56%)	(186%)	(300%)
S&P 400	(35%)	(68%)	(23%)	(50%)	(186%)	(391%)
NASDAQ	(43%)	(70%)	(35%)	(64%)	(195%)	(119%)
Source: Capital IQ (3/20/1998 through 7/27/2017)

After 23 years of serving on the Board, we believe it is time to replace him and other long tenured directors with new, independent candidates that possess capital markets and/or software industry experience – skillsets that the Board desperately needs in order to successfully navigate OneSpan’s transition in the public markets. In fact, we are more than willing to offer a representative from Legion Partners to replace Mr. Hunt on the Board in order to help oversee the revamp in financial disclosures, multiple strategic review processes, and capital allocation decisions. We believe your stockholder base would greatly appreciate an independent director that is truly aligned with their interests as a fellow owner.

Conclusion

OneSpan has undergone a major transformation – one that is still immensely underappreciated by the public markets, and poorly communicated by the Company. We believe the strategic initiatives outlined in this letter present an actionable path towards completing this transformation while swiftly achieving full and fair value for OneSpan shares.

However, we believe it is difficult for stockholders to gain confidence that the Board understands the significant impediments to the Company’s optimal valuation when the substantive “communication” from Board leadership in terms of action is repeated persistent selling of stock and a complete failure to establish an appropriate investor communications strategy. The actions we have outlined in this letter communicate something very different, and we believe stockholders will prefer the course that leads to superior long-term valuation for OneSpan.

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

Your response will help us and your stockholder base better understand whether or not this Board is properly equipped to lead a publicly traded software company. As always, Legion Partners is strongly committed to supporting the Company in any way, and we look forward to your prompt response to discuss the contents of this letter further.

Sincerely,

Chris Kiper	Ted White
Managing Director	Managing Director

cc:	Steve Wolosky and Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP

About Legion Partners

Legion Partners is a value-oriented investment manager based in Los Angeles, with a satellite office in Sacramento, CA. Legion Partners seeks to invest in high-quality businesses that are temporarily trading at a discount, utilizing deep fundamental research and long-term shareholder engagement. Legion Partners manages a concentrated portfolio of North American small-cap equities on behalf of some of the world’s largest institutional and HNW investors.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

dzacchei@sloanepr.com / jgermani@sloanepr.com

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